UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Tuniu Corporation

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

89977P106(1)

(CUSIP Number)

Mr. Huiping Zhou

BHR (Shanghai) Investment Fund IV, L.P.

Unit 3101, 31/F, Tower 2

China Central Place 79 Jianguo Road

Chaoyang District, Beijing 100025, China

(8610) 5969-5858

Mr. Jie Zhu

BHR (Shanghai) Investment Fund IV, L.P.

20F, Tower A, Hainan Airlines Plaza,

B-2, East 3rd Ring North Road,

Chaoyang District, Beijing, 100027 China

(8610) 6019-5322

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Craig A. Roeder

Baker & McKenzie LLP

300 East Randolph Street

Chicago, Illinois 60601

(312) 861-8000

January 21, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

(1)	There is no CUSIP number for the Issuer’s Class A Ordinary Shares. The indicated CUSIP number applies to the Issuer’s American Depositary Shares, each representing three Class A Ordinary Shares.

CUSIP No. 89977P106	13D	Page 2 of Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY] BHR (Shanghai) Investment Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUND OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 90,909,091
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 90,909,091
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,909,091
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.06%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 89977P106	13D	Page 3 of Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY] BHR Winwood Investment Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUND OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 90,909,091
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 90,909,091
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,909,091
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.06%
14	TYPE OF REPORTING PERSON CO

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the Class A ordinary shares, par value US$0.0001 per share (the “Class A Ordinary Shares”), of Tuniu Corporation, a company organized under the laws of the Cayman Islands (the “Issuer”). The principal executive offices of the Issuer are located at Tuniu Building No. 699-32, Xuanwudadao, Xuanwu District, Nanjing, Jiangsu Province 210042, People’s Republic of China.

The Issuer’s American depositary shares (“ADSs”), each representing three Class A Ordinary Shares, are listed on the Nasdaq Global Market under the symbol “TOUR.” As of the date of this Statement, the Reporting Persons (as defined below) beneficially own only Class A Ordinary Shares and do not beneficially own any ADSs.

In addition to the Class A Ordinary Shares, the Issuer also has outstanding Class B ordinary shares, par value US$0.0001 per share (the “Class B Ordinary Shares,” and together with the Class A Ordinary Shares, the “Ordinary Shares”). Holders of the Class A Ordinary Shares are entitled to one vote per share, while holders of the Class B Ordinary Shares are entitled to ten votes per share. Holders of the Ordinary Shares vote together as one class on all matters that require a shareholder vote. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof, while Class A Ordinary Shares are not convertible into the Class B Ordinary Shares.

Item 2. Identity and Background.

This Statement is being filed jointly pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i)	BHR (Shanghai) Investment Fund IV, L.P., a limited partnership organized under the laws of the People’s Republic of China (“BHR Fund”); and

(ii)	BHR Winwood Investment Management Limited, a company organized under the laws of Hong Kong (“BHR Winwood”)

The Reporting Persons have entered into a joint filing agreement relating to the joint filing of this Statement in accordance with Rule 13d-1(k)(1) under the Exchange Act, a copy of which is attached as Exhibit 7.6 to this Statement.

The addresses of the principal executive offices of the Reporting Persons are:

BHR Fund	Unit 3101, 31/F, Tower 2, China Central Place, 79 Jianguo Road, Chaoyang District, Beijing 100025, China

BHR Winwood	Unit 3101, 31/F, Tower 2, China Central Place, 79 Jianguo Road, Chaoyang District, Beijing 100025, China

BHR Fund is a limited partnership organized under the laws of the People’s Republic of China. BHR Winwood is a company organized under the laws of Hong Kong and a wholly-owned subsidiary of BHR Fund. BHR Fund and BHR Winwood were each formed for the purpose of investing in the Class A Ordinary Shares of the Issuer.

HNA Tourism Holding (Group) Co., Ltd., a company organized under the laws of the People’s Republic of China (“HNA”), through majority-owned or controlled subsidiaries, holds a general partner interest and a minority limited partner interest in BHR Fund. HNA is one of three strategic industrial conglomerates of HNA Group, which specializes in air travel, operating an integrated supply chain comprising hospitality management, aviation, tourism, finance, investment, e-Commerce, etc. Its portfolio of quality brands includes Beijing Capital Airlines, Deer Jet, Caissa Touristic, Tangla International Hotels and Resorts, Easy Pay and Transforex among more than 20 subsidiary and invested travel companies.

Bank of China Asset Management Co., Ltd., a company organized under the laws of the People’s Republic of China (“Bank of China Asset Management”), directly holds a majority limited partner interest in BHR Fund and, through an affiliate, holds a general partner interest in BHR Fund. Bank of China Asset Management is engaged in providing asset management services and products to its customers.

Certain information with respect to the directors and executive officers of the Reporting Persons is set forth on Schedule A to this Statement, including each director’s and executive officer’s present principal occupation or employment, business address, citizenship and other information.

None of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person identified on Schedule A to this Statement has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, the United States federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

HNA and the Issuer entered into a Subscription Agreement dated as of November 20, 2015, as amended as of December 31, 2015 (as so amended, the “Subscription Agreement”), pursuant to which HNA, subject to the satisfaction of certain conditions, agreed to purchase 90,909,091 Class A Ordinary Shares (collectively, the “Shares”) for a purchase price of US$5.50 per share, or an aggregate purchase price of US$500,000,000.

On January 20, 2016, HNA assigned its rights pursuant to the Subscription Agreement and the related Investor Rights Agreement, as defined and described further below, to BHR Winwood. The issuance of the Shares to BHR Winwood pursuant to the Subscription Agreement was consummated on January 21, 2016.

BHR Winwood used funds contributed by BHR Fund to purchase the Shares. These funds were received by BHR Fund as capital contributions by HNA and Bank of China Asset Management, in each case directly or through majority-owned or controlled subsidiaries, in exchange for the issuance of general and limited partner interests in BHR Fund. HNA used its general operating funds, and Bank of China Asset Management used funds under its management, for its capital contribution to BHR Fund.

The information set forth in Section 6 of this Statement, including the description of the Subscription Agreement and the Investor Rights Agreement (as defined below), is incorporated herein by reference.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Shares for investment purposes and as part of a strategic partnership arrangement between HNA and the Issuer. Subject to the terms of the Subscription Agreement and the Investor Rights Agreement, depending on various factors, including the Issuer’s financial performance and strategic direction, the market price of the Class A Ordinary Shares, conditions in the securities and financial markets, general economic and industry conditions, the status of the strategic partnership between HNA and the Issuer and other factors, the Reporting Persons may in the future take actions with respect to their investment in the Shares as they deem appropriate, including changing their present intentions, with respect to any and all matters required to be disclosed in this Statement. Without limiting the foregoing, subject to the terms of the Subscription Agreement and the Investor Rights Agreement, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional Class A Ordinary Shares or other securities of the Issuer, dispose, or cause affiliates to dispose, of some or all of the Shares or other securities of the Issuer, including through transactions or arrangements (including the creation, purchase or sale of any security, including any security-based swap, swap, cash-settled option, forward sale agreement, exchangeable note, total return swap or other derivative) the effect of which is to hedge the risk of owning the Shares or other securities of the Issuer, or continue to hold, or cause affiliates to hold, the Shares or other securities of the Issuer (or any combination or derivation of the foregoing).

In addition, subject to the terms of the Subscription Agreement and the Investor Rights Agreement, the Reporting Persons, as shareholders of the Issuer, may engage in discussions with the shareholders, board of directors or management of the Issuer or other relevant parties, or take other actions concerning, extraordinary corporate transactions (including mergers, reorganizations or liquidations), sales or transfers of a material amount of the assets of the Issuer or its subsidiaries, changes in the present board of directors or management of the Issuer, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors, changes to capitalization or dividend policy of the Issuer, changes to the Issuer’s constituent documents or other actions which may impede the acquisition of control of the Issuer by any person, the deregistration or delisting of securities of the Issuer, or actions similar to the foregoing.

The provisions of the Subscription Agreement and the Investor Rights Agreement may restrict or prohibit the Reporting Persons from taking certain of the foregoing actions. The information set forth in Section 6 of this Statement, including the description of the Subscription Agreement and the Investor Rights Agreement, is incorporated herein by reference.

Except as set forth in this Statement, the Reporting Persons and, to the knowledge of the Reporting Persons, the persons identified on Schedule A to this Statement have no present plans, proposals or intentions that would result in or relate to any of the transactions described in clauses (a) though (j) of Item 4 of Schedule 13D under the Exchange Act. Although the foregoing reflects activities and intentions presently contemplated by the Reporting Persons and the persons identified on Schedule A to this Statement, subject to the terms of the Subscription Agreement and the Investor Rights Agreement, the foregoing is subject to change at any time.

Item 5. Interest in Securities of the Issuer.

The Reporting Persons beneficially own an aggregate of 90,909,091 Class A Ordinary Shares, representing approximately 24.06% of the outstanding Ordinary Shares. The foregoing percentage beneficial ownership is based on a total of 360,510,857 Class A Ordinary Shares and 17,373,500 Class B Ordinary Shares outstanding as of January 21, 2016, as reported to the Reporting Persons by the Issuer as of that date. To the knowledge of the Reporting Persons, except as set forth on Schedule A to this Statement, none of the persons identified on Schedule A beneficially owns any Class A Ordinary Shares.

Except as set forth in this Statement, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person identified on Schedule A to this Statement has effected any transaction in the Class A Ordinary Shares during the past 60 days.

To the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On November 20, 2015, HNA and the Issuer entered into the Subscription Agreement. The Subscription Agreement was subsequently amended as of December 31, 2015. HNA and the Issuer also entered into an Investor Rights Agreement dated November 20, 2015, which was subsequently amended as of December 31, 2015 (as so amended, the “Investor Rights Agreement”). On January 20, 2016, HNA assigned its rights pursuant to the Subscription Agreement and the Investor Rights Agreement to BHR Winwood.

HNA and the Issuer also entered into a Business Cooperation Agreement dated as of November 20, 2015 (the “Business Cooperation Agreement”) pursuant to which HNA agreed to provide the Issuer with access to its or its affiliates’ premium airlines and hotels resources at a preferential price, subject to fair competitive market rules, and the Issuer agreed to purchase certain products and services from HNA or HNA’s affiliates.

Subscription Agreement

The Subscription Agreement provides for the issuance by the Issuer, subject to the satisfaction of certain conditions, of 90,909,091 Class A Ordinary Shares for a purchase price of US$5.50 per share, or an aggregate purchase price of US$500,000,000. The issuance of the Shares pursuant to the Subscription Agreement was consummated on January 21, 2016 (the “Closing Date”).

Transfer Restrictions

The Subscription Agreement provides that the Reporting Persons may not, during the period commencing on the date of the Subscription Agreement and ending six months after the Closing Date, (i) offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any of the Shares or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Shares. The foregoing provision does not restrict the right of the Reporting Persons to transfer the Shares in response to a tender or exchange offer by any person that has been approved or recommended by the Board of Directors of the Issuer.

Conversion of Class B Ordinary Shares

The Issuer is required pursuant to the Subscription Agreement to use its reasonable best efforts to cause the conversion into Class A Ordinary Shares, on or prior to December 31, 2015, of a sufficient number of outstanding Class B Ordinary Shares held by non-management shareholders of the Issuer so that, following such conversion, the Shares will be entitled to exercise no less than 16.5% of the combined voting power of all outstanding shares of the Issuer. From November 20, 2015 to December 31, 2015, 61,236,209 Class B Ordinary Shares were converted into Class A Ordinary Shares. The remaining Class B Ordinary Shares were beneficially held by Mr. Dunde Yu, who holds 10,423,503 Class B Ordinary Shares, through Dragon Rabbit Capital Limited and by Mr. Haifeng Yan, who holds 6,949,997 Class B Ordinary Shares, through Verne Capital Limited.

Noncompetition Covenant

The Subscription Agreement includes a covenant applicable to the Reporting Persons providing that, so long as the Reporting Persons hold any Class A Ordinary Shares or any other securities of the Issuer which in the aggregate represent more than 5% of the voting rights of the Issuer, the Reporting Persons will not, either on their own account or in concert with or on behalf of any other person, directly or indirectly make any equity investment in certain named competitors of the Issuer, or any of their respective subsidiaries or affiliates, without first obtaining the consent of the Issuer. The foregoing provision does not restrict the right of the Reporting Persons to hold not more than 5% of the issued shares of a company with securities listed on a recognized stock exchange that directly or indirectly holds securities of the foregoing competitor companies.

Representations and Warranties; Indemnification

The Subscription Agreement includes customary representations and warranties and customary indemnification provisions with respect to breaches of the representations, warranties and covenants of the parties. The representations and warranties of the Issuer expire on the second anniversary of the Closing Date, except for certain fundamental representations and warranties, which survive indefinitely.

Investor Rights Agreement

The Investor Rights Agreement provides the Reporting Persons with certain rights with respect to their investment in the Issuer, including director nomination rights and resale registration rights with respect to the Shares.

Director Nomination Rights

The Investor Rights Agreement provides that for as long as the Reporting Persons, together with their affiliates, beneficially own a number of Class A Ordinary Shares equal to 70% or more of the aggregate number of Shares, the Reporting Persons will be entitled to nominate two individuals to serve on the Board of Directors of the Issuer, one of whom will be required to qualify as an “independent director” under applicable Nasdaq listing rules. The director candidates nominated by the Reporting Persons are subject to the approval of the Board of Directors of the Issuer, which approval may not be unreasonably withheld. The Issuer is required pursuant to the Investor Rights Agreement to take certain corporate actions in order to cause the prompt appointment or election of approved director candidates nominated by the Reporting Persons.

Registration Rights

The Investor Rights Agreement includes customary demand and piggyback registration rights with respect to the Shares held by the Reporting Persons. The Reporting Persons have the right to request that the Issuer file a registration statement with the United States Securities and Exchange Commission in order to register all or part of the Shares. The Reporting Persons are entitled to make no more than three demand requests, each of which must register securities with a minimum aggregate value of $7,500,000. The Reporting Persons also have the right to request the Issuer to file and maintain the effectiveness of registration statements permitting the resale of Shares on a delayed or continuous basis. The Issuer has customary registration postponement rights for up to 120 days in any 12-month period.

The foregoing descriptions of the Subscription Agreement and the Investor Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the agreements, copies of which are included as Exhibits 7.1, 7.2, 7.3 and 7.4 to this Statement.

Business Cooperation Agreement

The Business Cooperation Agreement includes an agreement by HNA to provide the Issuer with access to HNA’s and its affiliates’ premium airlines and hotels resources at a preferential price, subject to fair competitive market rules, and an agreement by the Issuer to purchase certain products and services from HNA and HNA’s affiliates, in each case during the period from April 1, 2016 to March 31, 2018 (the “Cooperation Period”). The Issuer has agreed in the Business Cooperation Agreement that it will, or it will procure its affiliates to, or it and its affiliates together will, acquire no less than US$100,000,000 in products and services sourced from HNA during the Cooperation Period, which will include no less than US$60,000,000 in group flight tickets and hotel stays and no less than US$40,000,000 in single flight tickets.

The Issuer paid US$100,000,000 or its Renminbi equivalent to HNA prior to the Closing Date as a down payment under the Business Cooperation Agreement. The purchase prices for products and services sourced by the Issuer from HNA or HNA’s affiliates will be deducted from the down payment until the balance reaches zero. Depending upon future circumstances, HNA and the Issuer may by mutual agreement alter the use of the balance of the down payment, if any, to invest in the equity interests of certain of HNA’s affiliates.

The Business Cooperation Agreement establishes a steering committee comprised of representatives of HNA and the Issuer. Representatives on the committee will meet regularly and as needed to implement the cooperation arrangement.

Limited Partnership Agreement of BHR Fund

General Partners and Limited Partners

Pursuant to the Limited Partnership Agreement of BHR Fund, a controlled subsidiary of HNA, Beijing Jinglvshenghong Investment Management Co., Ltd. (the “HNA GP”), and an affiliate of Bank of China Asset Management, BHR Ruila (Shanghai) Investment Management Co., Ltd. (the “BHR GP”), act as the general partners of BHR Fund. Each of the HNA GP and the BHR GP has subscribed for a general partnership interest in BHR Fund, representing a nominal percentage of the total partnership interests in BHR Fund. The general partners are endowed with the customary powers and authorities provided to general partners under the Partnership Law of the People’s Republic of China. Except for matters that are explicitly reserved for the Investment Committee or the general meeting of partners, and limited matters that are explicitly allowed to be decided by any one general partner, all the matters of BHR Fund are required to be jointly decided by the general partners.

Another controlled subsidiary of HNA, Beijing Capital Airlines Co., Ltd., has subscribed for a minority limited partnership interest in BHR Fund. The remaining majority limited partnership interest in BHR Fund is held by Bank of China Asset Management.

Investment Committee; Board of Directors of BHR Winwood

The Limited Partnership Agreement of BHR Fund provides for an Investment Committee comprised of three representatives appointed by the HNA GP and two representatives appointed by the BHR GP. The Investment Committee has the authority to decide on all matters relating to the investment of BHR Fund in the Issuer, including with respect to the voting and disposition of the Shares. All decisions of the Investment Committee require the approval of at least 4/5 of the representatives on the Investment Committee at a duly convened meeting of the Investment Committee.

BHR Winwood has a board of directors comprised of three members nominated by the HNA GP and two members nominated by the BHR GP. All decisions of the board of directors of BHR Winwood require the approval of at least 4/5 of the members on the board.

Item 7. Material to Be Filed as Exhibits.

The following documents are filed as exhibits to this Statement:

Exhibit	Description

Exhibit 7.1	Subscription Agreement dated as of November 20, 2015 between Tuniu Corporation and HNA Tourism Holding (Group) Co., Ltd.

Exhibit 7.2	Amendment No. 1 to Subscription Agreement dated as of December 31, 2015 between Tuniu Corporation and HNA Tourism Holding (Group) Co., Ltd.

Exhibit 7.3	Investor Rights Agreement dated as of November 20, 2015 between Tuniu Corporation and HNA Tourism Holding (Group) Co., Ltd.

Exhibit 7.4	Amendment No. 1 to Investor Rights Agreement dated as of December 31, 2015 between Tuniu Corporation and HNA Tourism Holding (Group) Co., Ltd.

Exhibit 7.5	Assignment and Assumption Agreement and Joinder dated as of January 21, 2016 between HNA Tourism Holding (Group) Co., Ltd. and BHR Winwood Investment Management Limited.

Exhibit 7.6	Joint Filing Agreement dated as of January 29, 2016 between the Reporting Persons.

Exhibit 7.7	Powers of Attorney.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BHR (SHANGHAI) INVESTMENT FUND IV, L.P.

By:	BEIJING JINGLVSHENGHONG INVESTMENT MANAGEMENT CO., LTD.

Its: GENERAL PARTNER

By:	/s/ Jie Zhu
Name:	Jie Zhu
Title:	Legal Representative

By:	BHR RUILA (SHANGHAI) INVESTMENT MANAGEMENT CO., LTD.

Its: GENERAL PARTNER

By:	/s/ Chengang Zhu
Name:	Chengang Zhu
Title:	Executive Director

BHR WINWOOD INVESTMENT MANAGEMENT LIMITED

By:	/s/ Jie Zhu
Name:	Jie Zhu
Title:	Director

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF

BHR (SHANGHAI) INVESTMENT FUND IV, L.P.

The following table sets forth the name, present occupation or employment and business address of each Investment Committee member of BHR (Shanghai) Investment Fund IV, L.P. Except as otherwise indicated, each such person is a citizen of the People’s Republic of China. The business address of each of Mr. Qiang Li, Mr. Jie Zhu and Mr. Xisong Cui is 20F, Tower A, Hainan Airlines Plaza, B-2, East 3rd Ring North Road, Chaoyang District, Beijing, 100027 China, and of each of Mr. Huiping Zhou and Mr. Feiqiang Yu, is Unit 3101, 31/F, Tower 2, China Central Place, 79 Jianguo Road, Chaoyang District, Beijing 100025, China.

Name	Present Occupation or Employment

Mr. Qiang Li	Investment Committee member

Mr. Jie Zhu	Investment Committee member

Mr. Xisong Cui	Investment Committee member

Mr. Huiping Zhou	Investment Committee member

Mr. Feiqiang Yu	Investment Committee member

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF

BHR WINWOOD INVESTMENT MANAGEMENT LIMITED

The following table sets forth the name, present occupation or employment and business address of each director and executive officer of BHR Winwood Investment Management Limited. Except as otherwise indicated, each such person is a citizen of the People’s Republic of China. The business address of each of Mr. Qiang Li, Mr. Jie Zhu and Mr. Xisong Cui is 20F, Tower A, Hainan Airlines Plaza, B-2, East 3rd Ring North Road, Chaoyang District, Beijing, 100027 China, and of each of Mr. Huiping Zhou and Mr. Feiqiang Yu, is Unit 3101, 31/F, Tower 2, China Central Place, 79 Jianguo Road, Chaoyang District, Beijing 100025, China.

Name	Present Occupation or Employment

Mr. Qiang Li	Director

Mr. Jie Zhu	Director

Mr. Xisong Cui	Director

Mr. Huiping Zhou	Director

Mr. Feiqiang Yu	Director